EXHIBIT 3.9

                                 Amendment No. 3

                                to the Bylaws of

                        CNL Hospitality Properties, Inc.

                                 AMENDMENT NO. 3


                                TO THE BYLAWS OF


                        CNL HOSPITALITY PROPERTIES, INC.


         By resolutions adopted by a unanimous written consent of the Board of Directors of CNL Hospitality Properties, Inc. (the "Company"), the Board of Directors has authorized the following amendment to the Company's Bylaws:


         Section 11 of Article III, as amended, is to be deleted in its entirety and replaced by the following:


         SECTION 11. COMPENSATION. Each Director is entitled to receive $12,000 annually for serving on the Board of Directors, as well as fees of $1,000 per meeting of the Board of Directors attended ($500 for each telephonic meeting of the Board of Directors in which the Director participates). Each Director is entitled to receive $1,000 (or $1,500, in the case of the Chairman of the Audit Committee) per Audit Committee meeting attended or telephonic Audit Committee meeting in which the Director participates. In addition, each Director is entitled to receive $750 (or $1,000, in the case of the chairman of any committee) per meeting of any other committee of the Board of Directors attended or telephonic meeting of any such committee in which the Director participates. Directors that are members of a special committee are entitled to receive fees of $1,000 per day for service as representatives of such special committee in lieu of the above compensation (to the extent that such Directors devote in excess of three hours on such day to matters relating to such special committee). In addition to the above compensation, the Chairman of the Audit Committee shall be entitled to receive a fee of $1,500 per meeting attended or telephonic meeting in which such Chairman participates with the Company's independent accountants as a representative of the Audit Committee. The Company will not pay any compensation to the officers and Directors of the Company who also serve as officers and directors of the Advisor (as such term is defined in the Articles of Incorporation).


         The foregoing is certified as Amendment No. 3 to the Bylaws of the Company, adopted by the Directors (including a majority of the Independent Directors, as such term is defined in the Company's Amended and Restated Articles of Incorporation, as amended) as of May 1, 2002.





                             /s/ Lynn E. Rose
                            --------------------------------------------
                            Lynn E. Rose, Secretary